03012372

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

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|---|---|
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SEC RECEIVED PROCESSING MAR 0 3 2003 WASH. D.C. 208 SECTION

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-47371 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

**REPORT FOR THE PERIOD BEGINNING** 01/01/02 (MM/DD/YY) **AND ENDING** 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

**NAME OF BROKER-DEALER:**

Goldenberg, Hehmeyer & Co.

| OFFICIAL USE ONLY |
|---|
| FIRM ID NO. |

**ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)**

141 West Jackson Boulevard
(No. and Street)

| Chicago | Illinois | 60604 |
|---|---|---|
| (City) | (State) | (Zip Code) |

**NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT**

Ralph I. Goldenberg — (312) 356-6060
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

**INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report***

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

| One South Wacker Drive | Chicago | IL | 60606-3392 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

## OATH OR AFFIRMATION

I, Ralph I. Goldenberg, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Goldenberg, Hehmeyer & Co., as of December 31, 2002, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the 28th day of February 2003

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Ralph I. Goldenberg
Signature

Ralph I. Goldenberg
Chairman, Goldenberg, LLC, General Partner

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

**Goldenberg, Hehmeyer & Co.**
**Table of Contents**
**December 31, 2002**


| | Page |
|---|---|
| **Independent Auditors' Report** | 1 |
| **Financial Statement** | |
| Statement of Financial Condition | 2 |
| Notes to the Statement of Financial Condition | 3 - 8 |

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

## Independent Auditors' Report

General Partners of
Goldenberg, Hehmeyer & Co.

We have audited the accompanying statement of financial condition of Goldenberg, Hehmeyer & Co. as of December 31, 2002 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Goldenberg, Hehmeyer & Co. as of December 31, 2002 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 25, 2003

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

# Goldenberg, Hehmeyer & Co.
**Statement of Financial Condition**
**December 31, 2002**

## Assets

| | |
|---|---|
| Cash | $ 2,399,001 |
| Money market funds | 24,528,590 |
| Securities purchased under agreements to resell | 11,600,258 |
| Deposits with clearing organizations | 10,697,547 |
| Securities owned ($1,498,393 pledged) | 5,523,671 |
| Receivables | 8,738,308 |
| Exchange memberships, at cost (market value $2,522,077) | 1,557,083 |
| Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $4,340,578) | 5,106,559 |
| Other assets | 813,886 |
| **Total assets** | $ 70,964,903 |

## Liabilities and Partners' Capital

| | |
|---|---|
| Liabilities | |
| Payables | $ 33,686,378 |
| Accounts payable, accrued expenses and other liabilities | 14,372,485 |
| Total | 48,058,863 |
| Liabilities subordinated to claims of general creditors | 1,700,000 |
| Partners' capital | 21,206,040 |
| **Total liabilities and partners' capital** | $ 70,964,903 |

See accompanying notes.

## Note 1 Nature of Operations and Significant Accounting Policies

**Nature of Operations**—Goldenberg, Hehmeyer & Co. (the "Partnership") was formed on October 15, 1984, pursuant to the provisions of the Uniform Partnership Act of the State of Illinois. The Partnership is a registered broker-dealer and futures commission merchant, and clearing member of principal commodity exchanges in the United States and Europe. The Partnership's operations include proprietary trading in futures, options on futures and government securities and servicing the clearance and execution of futures contracts for customers located worldwide.

**Use of Estimates**—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

**Securities and Derivative Financial Instruments**—Transactions in securities and derivative financial instruments are recorded on trade date. Securities owned and securities sold, not yet purchased, and open futures and options on futures contracts are carried at market value, with the resulting unrealized gains and losses reflected in revenue.

Commissions earned and related expenses are recognized on trade date. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

**Memberships and Stock in Exchanges and Clearing Organizations**—Memberships and stock in exchanges and clearing organizations are held for operating purposes and are carried at cost.

**Securities Purchased under Agreements to Resell**—The Partnership enters into transactions with broker-dealers and other financial institutions that involve purchases of securities under agreements to resell (resale agreements). These transactions are carried at their contracted resale amounts as specified in the agreements; such amounts include accrued interest. The Company takes possession of collateral under resale agreements with a market value equal to or in excess of the principal amount loaned under resale agreements. At December 31, 2002, the market value of collateral obtained under these agreements was substantially equal to their carrying amounts.

**Furniture, Equipment and Leasehold Improvements**—Furniture, equipment and leasehold improvements are recorded at cost. Furniture and equipment are depreciated using the straight-line method over the estimated useful life of the assets. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful life of the asset.

**Income Taxes**—No provision has been made for income taxes as the Partnership's income or loss is includable in the partners' income tax returns.

**Translation of Foreign Currencies**—Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange. Income and expense items are translated at the exchange rate on the date of the respective transaction. Gains or losses resulting from foreign currency transactions are included in net income.

**Statement of Cash Flows**—The Partnership defines cash equivalents as short-term, highly liquid investments with original maturities of 90 days or less, that are not held for sale in the ordinary course of business.

## Note 2 Fair Value of Financial Instruments

Substantially all of the Partnership's assets and liabilities are considered financial instruments and, except for exchange memberships, are reflected at market or fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

## Note 3 Assets Segregated and Held in Separate Accounts under Federal and Other Regulations

At December 31, 2002, included in the statement of financial condition are assets segregated and held in separate accounts under the Commodity Exchange Act and federal and other regulations as follows:

| | |
|---|---|
| Cash | $ 1,615,647 |
| Money market funds | 24,528,590 |
| Securities purchased under agreements to resell | 11,600,258 |
| Deposits with clearing organizations | 7,995,809 |
| Securities owned | 4,025,277 |
| Receivable from correspondent brokers and clearing organizations | 2,604,388 |
| Total | $ 52,369,969 |

Included in assets segregated and held in separate accounts under federal and other regulations is cash of $8,335 and securities of $349,209 segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

The Partnership operates a branch office in London, England and, accordingly, is also subject to the Client Money Regulations of the Financial Services Authority. At December 31, 2002, the statement of financial condition includes cash at banks, clearing organizations, and correspondent brokers of $2,502,955 segregated in accordance with such regulations. Certain of these assets are also included as assets held in separate accounts under the Commodity Exchange Act.

## Note 4 Deposits with Clearing Organizations

Deposits with clearing organizations at December 31, 2002 consist of:

| | |
|---|---|
| Margins | |
| U.S. Government obligations | $ 6,721,961 |
| Stock in exchange clearing organizations, at cost (quoted value $3,213,600) | 1,669,800 |
| Guarantee deposits | |
| Cash | 2,096,366 |
| U.S. Government obligations | 209,420 |
| Total | $ 10,697,547 |

## Note 5 Securities Owned

Securities owned consist of U.S. Government obligations on deposit with various banks and correspondent brokers. At December 31, 2002, U.S Government obligations of $1,498,393 are held as collateral with correspondent brokers.

## Note 6 Receivables and Payables

Receivables and payables at December 31, 2002 consist of:

| | Receivables | Payables |
|---|---|---|
| Customers | $ 1,888,083 | $ 33,546,743 |
| Correspondent brokers | 3,881,819 | 100,562 |
| Clearing organizations | 2,829,477 | 39,073 |
| Other | 238,929 | |
| Total | 8,838,308 | 33,686,378 |
| Allowance for doubtful accounts | (100,000) | |
| Net | $ 8,738,308 | $ 33,686,378 |

Receivable from and payable to customers arise primarily from derivative financial transactions and include gains and losses on open trades. The market value of customer owned securities held by the Partnership as collateral or as margin and the value of customers' option positions are not reflected in the statement of financial condition. At December 31, 2002, the fair market value of customer securities held was $13,241,624, of which $8,972,390 was deposited as margin with exchange clearing organizations and brokers and dealers.

Cash and financial instruments held at the Company's correspondent brokers collateralize amounts due to the correspondent brokers, if any, and may serve to satisfy regulatory or correspondent broker margin requirements.

## Note 7 Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors at December 31, 2002 represent borrowings pursuant to subordinated loan agreements due on September 30, 2005.

The borrowings provide for interest at varying rates, which averaged approximately 1.4 percent for the year ended December 31, 2002. These borrowings are available in computing net capital under the net capital requirements (see Note 12).

## Note 8 Commitments and Contingencies

The Partnership leases office space under noncancelable operating lease agreements that expire on various dates through 2011. At December 31, 2002, the aggregate minimum annual rental commitments under these leases, exclusive of additional payments that may be required for certain increases in operating expenses and taxes, are as follows:

| | |
|---|---|
| 2003 | $ 1,808,017 |
| 2004 | 1,205,894 |
| 2005 | 742,425 |
| 2006 | 694,060 |
| 2007 | 742,972 |
| Thereafter | 2,297,768 |
| Total | $ 7,491,136 |

Subsequent to December 31, 2002, the Company commenced negotiations to enter into an operating lease for certain of its business offices.

The Company is obligated to purchase certain brokerage and execution services from a broker-dealer at a fixed price of $750,000 per quarter through April 30, 2005.

The Partnership has guaranteed bank loans of $919,543 for customers who are members of commodity futures exchanges. These loans are collateralized by the customers' exchange memberships.

In the normal course of business, the Company is subject to litigation and arbitration matters. The Company vigorously defends against these claims and, in the opinion of management, the resolution of these matters will not result in any material adverse effect upon the Company's financial position.

## Note 9 Related Parties

Certain exchange memberships owned by the principals of the Partnership, having an aggregate market value at December 31, 2002 of $615,000, are registered for and assigned to the Partnership in order to provide exchange membership and other privileges.

## Note 10 Employee Benefit Plan

The Partnership maintains a salary reduction 401(k) plan for qualified U.S. resident employees. In addition, the Partnership contributes to the pension plans of certain employees outside the U.S. not eligible to participate in this plan. The Partnership may elect to match employees' contributions to these plans, subject to certain limitations, as set forth in the plan agreements.

## Note 11 Financial Instruments with Off-Balance-Sheet Risk

The Partnership enters into transactions involving off-balance-sheet financial instruments, including futures and options on futures. These off-balance-sheet financial instruments, which are used to conduct trading activities and manage market risks, are subject to varying degrees of market and credit risk. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Partnership with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Partnership to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

**Market Risk**—Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Partnership's proprietary positions, as well as the volatility and liquidity in the markets in which the financial instruments are traded. The Partnership may use financial instruments to manage or offset market risk associated with derivative or other transactions. The Partnership attempts to control its exposure to market risk arising from the use of these financial instruments through various monitoring techniques.

From time to time the Partnership also has securities sold, not yet purchased and will, therefore, be obligated to acquire the securities in the future at prevailing market prices that may exceed the amount recorded in the statement of financial condition.

**Credit Risk**—The Partnership engages in various trading activities with broker-dealers, banks and other financial institutions. Credit risk arises from the potential inability of these counterparties to perform in accordance with the terms of the contract. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to risk. The Partnership's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Partnership has a gain. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. Also, the Partnership has entered into master netting agreements that provide for net settlement of certain transactions.

## Note 11 Financial Instruments with Off-Balance-Sheet Risk, *Continued*

**Customer Activities**—The Partnership's customer activities include the acceptance and clearance of futures contracts and options on futures contracts for its customers, primarily institutional, commercial, and exchange members. The Partnership guarantees to the respective clearing houses or other brokers its customers' performance under these contracts. These activities may expose the Partnership to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligation. The Partnership seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Partnership monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary. The Partnership also establishes credit limits for customers engaged in commodity futures activities, which are monitored daily. Management believes that the margin deposits and collateral held at December 31, 2002 were adequate to minimize the risk of material loss that could be created by positions held at that time.

## Note 12 Net Capital Requirements

The Partnership is subject to the rules and regulations, including the minimum net capital requirements, of several commodities and securities organizations, including the Commodity Futures Trading Commission (the "CFTC") and the Securities and Exchange Commission (the "SEC"). Under the CFTC Net Capital Requirements (Regulation 1.17), the Partnership is required to maintain "net capital" equal to the greater of $250,000 or 4 percent of "funds required to be segregated for the net capital computation" for commodity futures customers, as these terms are defined. Under the SEC Uniform Net Capital Rule (Rule 15c3-1), the Partnership has elected to use the alternative method permitted by the rule, which requires the Partnership to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debits," as these terms are defined. Net capital changes daily, but as of December 31, 2002, under the more stringent of these rules, the Partnership had net capital and net capital requirements of approximately $13,343,000 and $1,461,000, respectively. The net capital requirements may effectively restrict the withdrawal of partners' capital and the repayment of subordinated borrowings.